EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2013	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$ 117,761,012	$ 525,000
Quality Fund	$ 111,610,613	$ 525,000
Emerging Markets Fund	$ 138,310,855	$ 525,000
Risk Parity Fund	$ 21,007,262	$ 250,000
Foreign Value Fund	$ 1,004,481,131	$1,250,000
Foreign Value Small Cap Fund	$ 115,761,652	$ 525,000